BD 3/12



SEC ... ISSION

07003711

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC RECEIVED FEB 28 2007 PROCESSING WASH. DC

SEC FILE NUMBER
8- 15009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OneAmerica Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Square
(No. and Street)

Indianapolis (City) IN (State) 46282 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas A. Filing 317-285-1525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 N. Meridian Street, Suite 1700 (Address) Indianapolis (City) IN (State) 46204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas A. Filing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OneAmerica Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Laura M Speheger
Notary Public State of Indiana
Marion County
My Commission Expires 09/04/2011

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OneAmerica Securities, Inc.

Financial Statements and Supplementary Schedules
Pursuant to SEC Rule 17a-5
December 31, 2006



PricewaterhouseCoopers LLP
300 North Meridian Street
Indianapolis IN 46204
Telephone (317) 453 4100
Facsimile (317) 453 4350

Report of Independent Auditors

To the Board of Directors and the Shareholder of
OneAmerica Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of OneAmerica Securities, Inc. (the "Company") at December 31, 2006, and the results of its operations and changes in stockholder's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As further described in Note 4, the Company's accumulated deficit as of December 31, 2005 has been restated.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 issued under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Indianapolis, Indiana
February 26, 2007

OneAmerica Securities, Inc.
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 837,554
Deposit with clearing broker	25,000
Accrued commissions receivable	1,190,663
Prepaid expenses	33,756
Other assets	3,340
Total assets	$ 2,090,313
Liabilities and stockholder's equity	
Liabilities	
Commissions payable	$ 850,523
Due to parent	468,480
Other liabilities	136,475
Total liabilities	$ 1,455,478
Stockholder's Equity	
Common stock, no par value, 1,000 shares authorized, 400 shares issued and outstanding at stated amount of $75 per share	$ 30,000
Additional paid-in capital	3,667,000
Accumulated deficit	(3,062,165)
Total stockholder's equity	634,835
Total liabilities and stockholder's equity	$ 2,090,313

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Income
For year ended December 31, 2006

Revenues	
Commissions	$ 22,604,607
Investment advisor fees	1,548,091
Interest & miscellaneous income	58,619
Revenue sharing	5,562,211
Total revenues	29,773,528
Expenses	
Sales commissions and clearing charges	21,961,453
Salaries and other employee benefits	1,237,443
Administrative	208,002
General office expenses	115,548
Rent	79,882
Travel	44,065
Regulatory licenses and fees	78,558
Revenue sharing	5,562,211
Other	393,871
Total expense	29,681,033
Income before income taxes	92,495
Income tax expense—federal (Note 3)	26,055
Net income	$ 66,440

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Changes in Stockholder's Equity
For year ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2005 (Restated)	$ 30,000	$ 3,667,000	$ (3,128,605)	$ 568,395
Net income			66,440	66,440
Balance at December 31, 2006	$ 30,000	$ 3,667,000	$ (3,062,165)	$ 634,835

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Cash Flows
For year ended December 31, 2006

Cash flows from operating activities	
Net income	$ 66,440
Adjustments to reconcile net income to net cash provided by operating activities	
Net changes in assets and liabilities	
Increase in accrued commissions receivable	(219,830)
Increase in other assets and prepaid expenses	(3,604)
Increase in commissions payable	159,507
Increase in other liabilities	28,519
Increase in due to parent	405,091
Decrease in common stock investment	3,300
Total adjustments	372,983
Net cash provided by operating activities	439,423
Net increase in cash and cash equivalents	439,423
Cash and cash equivalents, beginning of year	398,131
Cash and cash equivalents, end of year	$ 837,554
Supplementary information	
Cash paid to parent for income taxes	$ 74,600

The accompanying notes are an integral part of these financial statements.

1. Organization and Selected Significant Accounting Policies

Organization and Business

OneAmerica Securities, Inc. (the "Company") is a registered securities broker-dealer and was organized in 1969 as a wholly owned subsidiary of American United Life Insurance Company ("AUL") for the purpose of selling mutual fund shares. During 1998, pursuant to an agreement with the NASD, the Company was permitted to expand its business to act as an introducing securities broker-dealer for the sales of equity and fixed income securities.

Cash and Cash Equivalents

For the purpose of the statements of financial condition and cash flows, the Company considers all highly liquid instruments with maturity of three months or less to be cash equivalents. The carrying value of these equivalents approximates fair value.

Commissions

Commissions are recorded when earned, along with their related expenses, on a trade-date basis.

Related Parties

AUL furnishes personnel, office space and other services to the Company under a service agreement, which specifies monthly payment, by the Company, of the costs assigned to these services by AUL. The methodology for the determination of these costs is intended to reflect the actual costs incurred by AUL on behalf of the Company. For the year ended December 31, 2006, AUL provided certain administrative services to the Company for which it was reimbursed $544,440. The Company provided certain administrative services to AUL for which it was reimbursed $500,004. These amounts are included as part of administrative expenses in the statement of operations.

For the year ended December 31, 2006, commission revenues and commission expenses include $10,857,133 from AUL from the distribution of variable annuity and retirement products that are proprietary to AUL ("proprietary income") and $5,562,211 of revenue sharing income and expense. Both amounts represent commission revenue and commission expense to AUL that require reporting through a broker dealer. The fees received are recognized as income and then subsequently paid to AUL representing an expense. The net income statement impact for both proprietary income and expense and revenue sharing income and expense is $0.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk in Financial Instruments

A portion of the Company's cash equivalents are exposed to credit loss to the extent of funds held in money market accounts. At December 31, 2006, the Company held $670,496 in a money market mutual fund, which is not federally insured.

The clearing and depository operations for the Company's nonmutual fund securities transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2006, the accrued commissions receivable reflected on the statement of financial condition includes $ $413,549 representing amounts due from this clearing broker, who is a member of a nationally recognized exchange. The Company consistently monitors the credit worthiness of the clearing broker to mitigate its exposure to credit risk.

Contingencies
In the normal course of its business, the Company is contingently liable to its clearing broker for cash payment requirements of customer securities transactions and the failure of delivery of securities sold by a customer.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's net capital rule, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1.

At December 31, 2006, the Company had net capital, as defined, of $438,306 and $341,275 in excess of minimum requirements, and its ratio of aggregate indebtedness to net capital was 3.32 to 1.

3. Income Taxes

The Company is a member of a group that files a consolidated federal income tax return. State income tax returns are filed separately from AUL. The principal provisions of the tax-allocation agreement provide that the Company will pay AUL an amount equal to the tax expense generated by including the Company in the consolidated tax filing. Payments made by the Company to AUL under this agreement amounted to $74,600 during 2006.

At December 31, 2006, the amount of tax-related balance due to AUL is $46,882.

4. Prior Period Adjustment

The Company's accumulated deficit at December 31, 2006 has been adjusted to reflect the correction of errors in recording commissions earned and payable through December 31, 2005. These adjustments had the effect of increasing previously reported net income by $51,565.

The impact of this restatement on the accompanying financial statements is as follows:

	As Previously Reported	As Restated
Accumulated Deficit, December 31, 2005	$ (3,180,170)	$ (3,128,605)
Total Stockholder's Equity	516,830	568,395

As a result of the restatement, the reported net loss of $120,947 on the 2005 financial statements would have been a net loss of $69,382. Further, the net capital and the ratio of indebtedness to net capital of $297,118 and 1.57 to 1 as previously reported in Part II of Form X-17A-5 under Rule 15c3-1 would have been $348,683 and 1.56 to 1, respectively.

5. New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 will be effective for the Company beginning January 1, 2007. The potential impact of FIN 48 on the financial statements has not yet been determined.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The potential impact of SFAS 157 on the financial statements has not yet been determined.



Supplementary Information

OneAmerica Securities, Inc.
Computation of Net Capital
Under Securities and Exchange Commission Rule 15c3-1
December 31, 2006

Total stockholder's equity	$ 634,835
Nonallowable assets	
Prepaid expenses	33,756
Accounts receivable and deposits	149,363
Net capital before haircuts	451,716
Haircuts	13,410
Net capital	438,306
Computation of Basic Net Capital Requirement	
Minimum net capital required	97,031
Excess net capital	$ 341,275
Computation of Aggregate Indebtedness	
Commissions payable	$ 850,523
Due to parent	468,480
Other liabilities	136,475
Aggregate indebtedness	$ 1,455,478
Ratio of aggregate indebtedness to net capital	3.32 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Part 11A Focus report filing as of December 31, 2006.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(ii). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.


END